25003246

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69173

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/24 (MM/DD/YY) AND ENDING 3/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Yosemite Execution Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
JUN 02 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

409 Read Drive
(No. and Street)

Lafayette	CA	94549
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Belhumeur	415-264-1003	bill@yosemite.partners
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Belhumeur, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Yosemite Execution Partners, Inc., as of March 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
CALIFORNIA
JURAT

Signature: [signature]

Title:
President/CEO

____
Notary Public

SEC Mail Processing
JUN 02 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

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[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

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State of California
County of CONTRA COSTA

IAN MCKINLAY
COMM. NO. 2492605
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXPIRES JULY 16, 2028

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 7TH day of MAY., 2025,
by (1) WILLIAM BELHOMER
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

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Title or Type of Document: ________ **Document Date:** ________

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Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Yosemite Execution Partners, Inc.
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yosemite Execution Partners, Inc., as of March 31, 2025, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yosemite Execution Partners, Inc. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Yosemite Execution Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Yosemite Execution Partners, Inc.'s financial statements. The supplemental information is the responsibility of Yosemite Execution Partners, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Yosemite Execution Partners, Inc.'s auditor since 2021.
Norwell, Massachusetts

May 23, 2025

Yosemite Execution Partners, Inc.

Statement of Financial Condition
As of March 31, 2025

Assets		
Cash and Cash Equivalents	$	108,265
Accounts Receivable, net of allowance		50,687
Prepaid Expenses		361,857
Total Assets	$	520,809
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Deferred Revenue	$	23,569
Commissions Payable		43,625
Total Liabilities		67,194
Stockholder's Equity		
Common Stock; $.0001 par value, 100 shares issued and outstanding		1
Additional Paid-in Capital		165,878
Retained Earnings		287,736
Total Stockholder's Equity		453,615
Total Liabilities and Stockholder's Equity	$	520,809

The accompanying notes are an integral part of these financial statements.

Yosemite Execution Partners, Inc.

Statement of Income
Year Ended March 31, 2025

Revenue		
Referral Fees	$	2,499,022
Advisory Fees		493,142
Private Placement Income		90,000
Total Revenue		3,082,164
Expenses		
Commissions		1,902,310
Administrative Expense Sharing		720,000
Professional Fees		313,000
State Tax		10,290
Regulatory Fees		23,065
Other Operating Expenses		7,385
Total Expenses		2,976,050
Net Income Before Tax Provision		106,114
Tax Provision		22,284
Net Income	$	83,830

The accompanying notes are an integral part of these financial statements.

Yosemite Execution Partners, Inc.

Statement of Changes in Stockholder's Equity
Year Ended March 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, April 1, 2024	$ 1	$ 133,304	$ 203,906	$ 337,211
Capital Contributions	-	32,574		32,574
Net Income	-	-	83,830	83,830
Balance, March 31, 2025	**$ 1**	**$ 165,878**	**$ 287,736**	**$ 453,615**

The accompanying notes are an integral part of these financial statements.

Yosemite Execution Partners, Inc.

Statement of Cash Flows
Year Ended March 31, 2025

Cash Flows from Operating Activities		
Net Income/(Loss)	$	83,830
Changes in:		
Accounts Receivable		(42,787)
Prepaid Expenses		(151,102)
Accounts Payable and Deferred Revenue		(396)
Commissions Payable		36,189
Net Cash Provided by/Used in Operating Activities		(74,266)
Net Cash Used in Investing Activities		-
Net Cash Provided by Financing Activities		
Capital Contributions		32,574
Net Cash Decrease for Period		(41,692)
Cash and Cash Equivalents:		
Beginning of Year		149,957
End of Year	$	108,265

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Organization: Yosemite Execution Partners, Inc., previously known as Seedchange Execution Services Inc. (the "Company"), was incorporated under the laws of the State of Delaware on May 8, 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is registered (having registered on September 6, 2013) with the Securities and Exchange Commission ("SEC") in the United States as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The U.S. dollar is the functional currency of the Company. The Company changed its name to Yosemite Execution Partners, Inc. on July 5, 2021.

Nature of Operations: The primary purpose of the Company is to engage in the marketing and sale to accredited investors and qualified institutional buyers of securities issued by companies and the marketing of securities issued by private funds to qualified institutional buyers and accredited investors. The Company receives compensation directly for such marketing and sales efforts to qualified institutional buyers and accredited investors in the form of Placement Agent Fees, Referral Fees, Advisory Fees, Monthly Service Income and Other Income.

Basis of Accounting: The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Fair Value of Financial Instruments: Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at March 31, 2025.

Customer Contracts: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-20 14-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 1. Nature of Operations and Significant Accounting Policies, Continued

Leases: In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the statement of financial condition as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease of twelve months or more.

Cash and cash equivalents: Cash and cash equivalents include certain highly liquid instruments with original maturities of three months or less at the date of acquisition that are not segregated and deposited for regulatory purposes. At March 31, 2025, the Company held a single cash account, and there were no cash equivalents.

Revenue recognition: Revenues from contracts with customers includes Referral Fees, Advisory Fees, and Private Placement Income. The Company did earn placement agent, referral, and financial advisory fees from successful services rendered during the year ended March 31, 2025.

Referral Fees: Referral fees are earned primarily from providing services with respect to the identification and referral of prospective investors who are Company customers. Such services may include Private Placement Memorandum ("PPM") and Data Room Materials, and Summary of Terms and investor presentation deck of the fund.

Financial Advisory Fees: Advisory fees are earned from providing advisory services on mergers and acquisitions (M&A) and other advisory arrangements with Company customers.

Private Placement Income: Private Placement Income is earned from raising capital to investors rather than a public offering.

Note 1. Nature of Operations and Significant Accounting Policies, Continued

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended March 31, 2025:

Revenues from contracts with customers:	
Investment banking fees	
Referral fees	$ 2,499,022
Advisory fees	493,142
Private placement fees	90,000
Total revenue	$ 3,082,164

Accounts receivable: Effective April 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered, and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for credit losses based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for credit losses that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets, the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives.

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, private placement of securities and investment advisory business. The Company has identified its President/CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived over 75% of its total revenues from three single external customers in 2024.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with Middlemark Partners ("MMP"), whereby MMP has agreed to provide services to the Company. The Company has no obligation to reimburse or compensate MMP unless requested by MMP. To the extent that MMP has incurred expenses on behalf of the Company, the Company's results of operations and financial position could differ from those that would have been obtained were the entities autonomous.

Note 3. Risk Concentration

For the year ended March 31, 2025, over 75% of the Fee income was earned from three customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 4. Fair Value, Continued

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of March 31, 2025 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended March 31, 2025.

Note 5. Income Taxes

Income taxes: The Company is incorporated under the laws of the United States. The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes, and the amount of current tax benefit is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company recognized $83,830 net income for the year ended March 31, 2025.

At March 31, 2025 the Company has no material deferred tax assets or liabilities. The Company has $145,975 of federal and state net operating loss available for use in the future. Previously, $403,969 net operating losses were generated by the Parent and allocated to the Company based on California state tax

Note 5. Income Taxes, Continued

rules and therefore are not recorded on the financial statements under the separate return method. Income tax expense of $22,284 for the year ended March 31, 2025 is included as a tax expense and a capital contribution since the tax payments are made by the Parent.

The Company is subject to federal and state examinations by the tax authorities.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be low. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2025 for potential recognition and/or disclosure through May 23, 2025, the date the financial statements were issued. No material subsequent events occurred that would require disclosure in this report as of March 31, 2025.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to or greater than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid where the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had regulatory net capital of $83,846 which was $78,846 above the minimum requirement of $5,000.

Note 9. Commitment and Contingencies

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on het capital, the financial position, results of operations or cash flows of the Company.

SUPPLEMENTAL INFORMATION

Schedule I

Yosemite Execution Partners, Inc.

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2025

Total Stockholder's Equity		$	453,615
Deductions and/or Changes:			
Accounts Receivable			7,912
Prepaid Expenses			361,857
Total Deductions and/or Charges			369,769
Net Capital			83,846
Requirement Net Capital – the Greater of			
6-2/3% of Aggregate Indebtedness of $67,194	4,480		
Minimum Dollar Amount	5,000		
			5,000
Excess Net Capital			78,846
Aggregate Indebtedness			
Accounts Payable and Deferred Revenue	23,569		
Commissions Payable	43,625		
		$	67,194
Ratio of Aggregate Indebtedness to Net Capital			80%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of March 31, 2025.

Schedule II

Yosemite Execution Partners, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2025

For the year ended March 31, 2025, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III

Yosemite Execution Partners, Inc.

Schedule of Segregation Requirement and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts Under Rule 15c3-3 of the Securities and Exchange Commission As of March 31, 2025

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof. The Company is not a Futures Commission Merchant (FCM) within the definition of the Regulation 1.16 of the Commodity Exchange Act as modified by the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions.

For these reasons no reconciliation is required as no material differences exist between the computations reported on by the independent auditor and the computations provided previously by the Company.

YOSEMITE | EXECUTION PARTNERS INC.

May 23, 2025

SEA Rule 15c3-3 Exemption Representation

I, William Belhumeur, President and CEO of Yosemite Execution Partners Inc. (the "**Company**") affirm to the best of my knowledge and belief that the following is true and correct:

1. The Company claims an exemption to SEA Rule §240.15c3-3 for the most recent fiscal year as of March 31, 2025 on the basis of Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 on the basis that the Company limits its business activities exclusively to investment advisory and private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception;
2. The Company met the identified exemption of Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 throughout the most recent fiscal year as of March 31, 2025 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions of Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5.

Respectfully submitted,

William Belhumeur,
President and CEO
Yosemite Execution Partners, Inc.

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholder
Yosemite Execution Partners, Inc.
San Francisco, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Yosemite Execution Partners, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Yosemite Execution Partners, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Yosemite Execution Partners, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Yosemite Execution Partners, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Yosemite Execution Partners, Inc.'s auditor since 2021.
Norwell, Massachusetts

May 23, 2025